UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Birkenstock Holding plc

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M2029K 104

(CUSIP Number)

October 10, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2029K 104

1.	Names of Reporting Persons Financière Agache SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10,352,863

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,352,863

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,352,863

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. M2029K 104

1.	Names of Reporting Persons Agache SCA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10,352,863

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,352,863

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,352,863

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. M2029K 104

1.	Names of Reporting Persons Bernard Arnault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10,352,863

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,352,863

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,352,863

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. M2029K 104

1.	Names of Reporting Persons Agache Commandité SAS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 10,352,863

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 10,352,863

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,352,863

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer

Birkenstock Holding plc

(b)	Address of Issuer’s Principal Executive Offices

1-2 Berkeley Square

London W1J 6EA

United Kingdom

Item 2.

(a)	Name of Person Filing

This statement is filed by each of the following persons (sometimes collectively referred to as the “Reporting Persons”) with respect to the Ordinary Shares (as defined in Item 2(d) below) directly held by Financière Agache SA, a company organized in France as a société anonyme (“Financière Agache”):

Financière Agache

Agache SCA, a company organized in France as a société en commandite par actions with Bernard Arnault and Agache Commandité SAS as its associés commandités (similar to General Partners) (“Agache”), which controls Financière Agache.

Bernard Arnault, an individual (“Mr. Arnault”), who is the gérant (similar to a Managing General Partner) of Agache.

Agache Commandité SAS, a company organized in France as a société par actions simplifiée (“Agache Commandité”), which controls Agache.

(b)	Address of Principal Business Office or, if None, Residence

The principal executive office of Financière Agache is 11, rue François 1er, 75008 Paris, France.

The principal executive office of Agache, Mr. Arnault and Agache Commandité is 41, avenue Montaigne, 75008 Paris, France.

(c)	Citizenship

Financière Agache, Agache and Agache Commandité are companies organized in France. Mr. Arnault is a citizen of France.

(d)	Title of Class of Securities

Ordinary Shares, no par value, of Birkenstock Holding plc (“Ordinary Shares”)

(e)	CUSIP Number

M2029K 104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

The information requested herein is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentage is based on 187,825,592 Ordinary Shares outstanding after completion of the initial public offering of the issuer (as reported by the issuer in the issuer’s Prospectus (File No. 333-274483) dated as of October 10, 2023, as filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on October 12, 2023).

Each of the Reporting Persons may be deemed to share voting and investment power with respect to all Ordinary Shares held by Financière Agache. The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any Ordinary Shares covered by this statement other than the Ordinary Shares directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2023

FINANCIÈRE AGACHE SA

By:	/s/Pierre Dehen
Name: Pierre Dehen
Title: CFO

AGACHE SCA

By:	/s/ Bernard Arnault
Name: Bernard Arnault
Title: Gérant (Managing General Partner)

/s /Bernard Arnault
Bernard Arnault

AGACHE COMMANDITÉ SAS

By:	/s/ Nicolas Jacquot
Name: Nicolas Jacquot
Title: Corporate Secretary

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning he or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated October 18, 2023

FINANCIÈRE AGACHE SA

By:	/s/Pierre Dehen
Name: Pierre Dehen
Title: CFO

AGACHE SCA

By:	/s/ Bernard Arnault
Name: Bernard Arnault
Title: Gérant (Managing General Partner)

/s /Bernard Arnault
Bernard Arnault

AGACHE COMMANDITÉ SAS

By:	/s/ Nicolas Jacquot
Name: Nicolas Jacquot
Title: Corporate Secretary